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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TEAM, INC.

(Name of Issuer)

Common Shares, $0.30 par value per share

(Title of Class of Securities)

878155 10 0

(CUSIP Number)

Houston Post Oak Partners, Ltd.
Louis A. Waters, General Partner
520 Post Oak Boulevard, Suite 850
Houston, Texas 77027
713.629.9172

Copies to:

Jonathan W. DePriest
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 878155100

1.	Name of Reporting Person: Houston Post Oak Partners, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 0 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 0 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0% (1)

14.	Type of Reporting Person (See Instructions): PN

(1) On November 10, 2005, Houston Post Oak Partners, Ltd. liquidated and distributed all 1,200,000 shares of Team, Inc. common stock it previously held to its partners, following which Houston Post Oak Partners, Ltd. no longer holds any shares of Team, Inc. common stock.

CUSIP No. 878155100

1.	Name of Reporting Person: Louis A. Waters		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 524,220 shares (2)

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 524,220 shares (2)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 524,220 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.3% (2)

14.	Type of Reporting Person (See Instructions): IN

(2) Includes ownership of 35,000 stock options granted to Mr. Waters for his service as a director of Team, Inc. and 16,297 shares of Commons Stock granted to Mr. Waters for his service as a director of Team, Inc., and ownership of 76,217 shares that Mr. Waters holds as trustee of certain family trusts.

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     The following statement of information (“Statement”) is Amendment No. 1 to the Schedule 13D originally filed on June 25, 1998, by Houston Post Oak Partners, Ltd. and Louis A. Waters. This Statement amends the original Schedule 13D in its entirety unless otherwise specified. This Statement is being filed by Houston Post Oak Partners, Ltd. and Louis A. Waters pursuant to SEC Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the liquidation of Houston Post Oak Partners, Ltd., the record holder of such 1,200,000 shares of the common stock of Team, Inc., and distribution of the same to its partners in accordance with their respective partnership interests. As a result of such distribution, Houston Post Oak Partners, Ltd. no longer holds any shares of the common stock of Team, Inc. and thus is no longer subject to the reporting requirements of Regulation 13D-G under the Exchange Act. Mr. Waters continues to have a beneficial interest in approximately 6.3% of the common stock of Team, Inc., and continues to be subject to the reporting requirements of Regulations 13D-G of the Exchange Act. Mr. Waters’ beneficial interest in such shares of Team, Inc. stock has not changed as a result of the liquidation of Houston Post Oak Partners, Ltd. and distribution of shares of Team, Inc. common stock to its partners, which include Mr. Waters, certain family trusts related to Mr. Waters and third parties unrelated to Mr. Waters. Mr. Waters is filing this Statement jointly with Houston Post Oak Partners, Ltd. because he is its Managing General Partner.
     All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.
Item 1. Security and Issuer.
     The class of securities to which this Statement relates is the common stock, par value $0.30 per share (the “Common Stock”), of Team, Inc., a Texas corporation (“Team”), whose principal business address is 200 Hermann Drive, Alvin, Texas 77511.
Item 2. Identity and Background.
     This Statement is filed by Houston Post Oak Partners, Ltd., a Texas limited partnership (the “Partnership”), and Louis A. Waters. Mr. Waters’ business address is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77027. Mr. Waters’ principal occupation is managing his investments. Mr. Waters is a director of Team.
     Mr. Waters also serves as the Managing General Partner of the Partnership, the principal business purpose of which was to acquire properties and securities for investment purposes. Mr. Waters and certain of his family trusts hold securities to which this Statement relates. The principal business address of the Partnership is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77027. The Partnership has been liquidated, has distributed all of its assets and will be dissolved.
     Neither Mr. Waters nor the Partnership has ever been convicted in a criminal proceeding. During the last five years, neither Mr. Waters nor the Partnership has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Waters is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     The funds or other consideration by which the Partnership acquired the Common Stock were previously described in the Partnership’s initial Schedule 13D. Each of the partners of the Partnership contributed his or its share (determined in accordance with partnership interests) of the amount necessary to satisfy indebtedness incurred by the Partnership in connection with its acquisition of the Common Stock, as previously described in the Partnership’s initial Schedule 13D. The source of such funds was the working capital of each such partner; provided, however, that Mr. Waters financed his capital contribution in part through a loan from an unaffiliated third-party bank, as described in Item 6. No funds or other consideration were otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, and neither the Partnership nor Mr. Waters, except for the transactions described in the Partnership’s initial Schedule 13D, have made any prior acquisitions or dispositions of the Common Stock, except for the acquisition by Mr. Waters of options to acquire Team Common Stock and shares of Team Common Stock pursuant to his service as a director of Team, as described in Item 5(a).
Item 4. Purpose of Transactions
     The Partnership distributed the 1,200,000 shares of Common Stock for the purpose of completing its liquidation, in accordance with the stated term of the Partnership specified in its limited partnership agreement. The number of shares of Common

Stock beneficially owned by the Partnership and Mr. Waters does not constitute a majority of the outstanding shares of Common Stock and is insufficient to permit them to exercise control over Team.
Item 5. Interest in Securities of the Issuer
     (a) The outstanding aggregate number of shares of Common Stock outstanding is 8,255,789 as of August 11, 2005. Mr. Waters continues to have a beneficial interest in 524,220 shares of Common Stock, which represents 6.3% of the total number of shares of Common Stock issued and outstanding. Such shares are comprised of: (1) 396,706 shares of Common Stock acquired by Mr. Waters pursuant to the liquidation of the Partnership and distribution of the shares of Team Common Stock; (2) 76,217 shares of Common Stock acquired by Mr. Waters as trustee of certain family trusts, which shares were also acquired pursuant to the liquidation of the Partnership and distribution of the shares of Team Common Stock; (3) 16,297 shares of Common Stock granted to Mr. Waters as directors’ fees for his service as a director of Team; (4) 35,000 options to purchase shares of Common Stock granted to Mr. Waters for his service as a director of Team. The Partnership has been liquidated and no longer holds any Team Common Stock.
     (b) Mr. Waters retains the sole voting power and investment power with respect to all of the Common Stock described in Item 5(a).
     (c) All of the securities described in Item 5(a) were initially acquired in the transactions described in the original Schedule 13D to which this Statement relates, except for the acquisition by Mr. Waters of options to acquire Team Common Stock and shares of Team Common Stock pursuant to his service as a director of Team.
     (d) Other than the contracts, arrangements, understandings or relationships described in Item 6, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from of the proceeds from the sale of, the securities described herein as being beneficially owned by the Partnership and Mr. Waters.
     (e) As a result of the liquidation of the Partnership and distribution of such shares of Common Stock as reported herein, as of November 10, 2005, the Partnership will no longer hold any shares of the Common Stock of Team. Mr. Waters continues to have a beneficial interest in 524,220 shares of Common Stock and options to purchase Common Stock, which represents 6.3% of the total number of shares of Common Stock issued and outstanding.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As indicated in Item 3 above, each of the partners of the Partnership contributed his or its share (determined in accordance with partnership interests) of the amount necessary to satisfy indebtedness incurred by the Partnership in connection with its acquisition of the Common Stock, as previously described in the Partnership’s initial Schedule 13D. Mr. Waters financed his capital contribution in part through a loan with an unaffiliated third-party bank. The Promissory Note and Commercial Pledge Agreement are attached as Exhibits “A” and “B” respectively. In addition, all of the partners of the Partnership have entered into an Agreement, dated November 3, 2005, and attached hereto as Exhibit “C,” pursuant to which they have agreed, among other things, to coordinate their public sales, if any, of Team Common Stock distributed to them for purposes of complying with the volume limitations of SEC Rule 144. Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Waters or the Partnership or any other person with respect to any securities of Team, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
     The instruments filed as exhibits to the original Schedule 13D to which this statement relates are hereby incorporated by reference herein. The following documents are filed as exhibits:
Exhibit “A” — Promissory Note, dated October 11, 2005, made by Louis A. Waters in favor of Post Oak Bank, N.A.
Exhibit “B” — Commercial Pledge Agreement, dated October 11, 2005, between Louis A. Waters and Post Oak Bank, N.A.
     Exhibit “C” — Agreement, effective as of November 3, 2005, by and among Louis A. Waters, as Managing General Partner, Allied Trust, the WBW Trust, the DEW Trust, the DPW Trust and Patrick T. Conroy, as Non-Managing General Partners, and Otto Group, B.V. and the W.A. Moncrief, Jr. Trust, as Limited Partners of Houston Post Oak Partners, Ltd.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2005
HOUSTON POST OAK PARTNERS, LTD.

	By:	/s/ Louis A. Waters

Louis A. Waters, Managing General Partner

/s/ Louis A. Waters

Louis A. Waters, Individually